Exhibit 99.1

Hexindai Announces ADS Ratio Change

BEIJING, CHINA, August 10, 2020 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a mobile e-commerce and consumer finance platform in China, today announced that the ratio of American depositary share (“ADS”) representing its ordinary shares (“ADS Ratio”) is being amended from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares.

There will be no change to Hexindai’s ordinary shares. Furthermore, no physical action by ADS holders will be required to effect the ratio change, as the change will be effected on the books of the depositary. The effect of the ratio change on the ADS trading price on the NASDAQ Global Market is expected to take place at the open of business on August 24, 2020 (U.S. Eastern Time). Any fractional ADSs will be sold and the net proceeds from the sale of fractional ADSs will be distributed to the holders entitled thereto.

As a result of the change in the ADS Ratio, the ADS price is expected to increase proportionally, although Hexindai can give no assurance that the ADS price after the change in the ADS Ratio will be equal to or greater than three times the ADS price before the change.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a mobile e-commerce and consumer finance platform based in Beijing, China. The Company collaborates with brands both online and offline to offer high-quality and affordable branded products through its membership-based social e-commerce mobile platform and facilitates loans to meet the increasing consumption needs of underserved prime borrowers through its online consumer financing marketplace. Hexindai’s strong user acquisition capabilities, cutting-edge risk management system, and strategic relationships with respected financial institutions allow the Company to generate higher customer satisfaction, reliance, and realize fast growth.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com.

For investor inquiries, please contact:

Hexindai

Investor Relations

Email: ir@hexindai.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10- 5900-1548

E-mail: Eyuan@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com